J.ROBINS CPA, LLC
INDEPENDENT ACCOUNTANT FINANCIAL STATEMENT PREPARATION REPORT

TO WHOM IT MAY CONCERN:

We have prepared and compiled the financial statements of BUY BACK BATON ROUGE LLC, which comprise the Statement of Operations and Statement of Financial Position as of August 31, 2020. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements. Per our engagement we have confirmed that statements and supplemental information has been presented in accordance with above referenced standards and has been adequately prepared for management use.

Feel free to reach out to me if you have any questions or concerns in regards to the information presented.

Best Regards,

Joseph Robins

Joseph B. Robins, CPA
J.Robins CPA, LLC
joe@jrobinscpa.com
9800 Airline Hwy. Suite 263
Baton Rouge, LA 70816
Telephone: (225) 650-730

No assurance or attestation is provided on these financial statements

Buy Back Baton Rouge LLC

Statement of Operations (Unaudited)

For the Year-to-date Period Ending 08/31/2020

REVENUES:		
Property Sales		3,019
Mortgage Interest Income		46
Other Interest Income		-
TOTAL REVENUES	**$**	**3,065**
EXPENSES:		
General Business & Operating		
Advertising & Marketing		113
Contract Labor		-
Equipment Expense		-
Office Expense		-
Postage & Mail Expense		-
Property Acquisition Fees & Expenses		-
Repairs and Maintenance		-
Software Expense		-
Supplies		-
Total General Business & Operating		**113**
Non-Operating Expenses		
Legal & Professional Services		2,267
Bank Charges and Fees		13
Total Non-Operating Expenses		**2,281**
Other Expenses		
Miscellaneous Expense		56
Total Other Expenses		**56**
TOTAL EXPENSES		**2,450**
NET PROFIT/(LOSS)	**$**	**615**

No assurance or attestation is provided on these financial statements

BUY BACK BATON ROUGE LLC

Statement of Financial Position (Unaudited)

For the Year-to-date Period Ending 8/31/2020

ASSETS		LIABILITIES & OWNER'S EQUITY	
CURRENT ASSETS		**LIABILITIES**	
Cash and Cash Equivalents	36,801	Long Term Liabilities	
Total Current Assets	36,801	*Notes Payable*	$ -
		Total Long-Term Liabilities	-
LONG TERM ASSETS			
Notes Receivable	19,967		
Total Long-Term Assets	19,967		
FIXED ASSETS		**OWNER'S EQUITY**	
Buildings and Improvements		Paid In Capital	107,000
Government Village Retail	21,154	Net Profit/(Loss)	615
Lincoln Hotel	20,256	Total Owner's Equity	107,615
1124 S. 14th Street	9,438		
Total Buildings and Improvements	50,847		
TOTAL ASSETS	**$ 107,615**	**TOTAL LIABILITIES & OWNER'S EQUITY**	**$ 107,615**

No assurance or attestation is provided on these financial statements